Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

February 8, 2016

VIA EDGAR TRANSMISSION

Ms. Deborah D. Skeens
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:        Trust for Advised Portfolios (the “Trust”)
Securities Act Registration No: 333-108394
Investment Company Act Registration No: 811-21422
Bramshill Income Performance Fund (S000052920)

Dear Ms. Skeens:

This correspondence is being filed in response to your oral comments and suggestions of January 21, 2016, to the Trust’s Post-Effective Amendment (“PEA”) No. 75 to its registration statement.  PEA No. 75 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A on December 11, 2015, for the purpose of registering a new series of the Trust: Bramshill Income Performance Fund (the “Fund”).

In connection with this response to the comments made by the Staff of the U. S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

1) The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

2) The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3) The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

1)	Please provide the “Tandy” letter representation in your response letter.

The Trust has included the “Tandy” letter representation above.

2)           Please confirm supplementally that all information and exhibits will be filed by amendment prior to the effective date.

The Trust responds by confirming that all information and exhibits will be included in the registration statement as part of the next post-effective amendment filing related to the Fund.

3)           Pursuant to Release No. 33-8590 Rulemaking for EDGAR System, please update the Series and Classes (Contracts) Information Page on the EDGAR Filing Web site with the Fund’s exchange ticker symbol for each class, in addition to adding the ticker symbols to the front cover page of the Prospectus and Statement of Additional Information (“SAI”).

The Trust responds by confirming that the exchange ticker symbols will be added to the Series and Classes (Contracts) Information Page on the EDGAR Filing Web site and to the front cover page of the Prospectus and SAI.

Prospectus

4)           The investment objective of the Fund is vague; please add, if true, language clarifying the fixed income strategy of the Fund in the investment objective.

The Trust responds by revising the investment objective language as follows:

The Bramshill Income Performance Fund (the “Fund”) seeks to maximize total returns ~~across various asset classes~~.

5)           The Principal Investment Strategies of the Fund section indicates that the Fund may invest up to 25% in exchange traded funds (“ETFs”); in addition, footnote 2 of the expense table states that the expense caps exclude, among other things, acquired fund fees and expenses (“AFFE”), but the expense table does not list a separate line item for AFFE.  Please include AFFE as a line item in the expense table or explain why it is not required.

The Trust responds that it will add a line item to the expense table for estimated AFFE per Form N-1A.

6)           Regarding the Expense Examples, the Staff reminds the Fund that the recapture agreement is limited to the lesser of the expense cap in effect at the time of waiver/reimbursement or the expense cap in effect at the time of recapture.  Please refer to AICPA Audit Risk Alert, Investment Companies Industry Developments 2008/2009, Article 73 for guidance.

The Trust responds that it is aware of the expense recapture guidelines and confirms that the Fund will comply with this requirement.

7)           The Principal Investment Strategies of the summary section indicates that the Fund may invest up to 15% in closed-end funds and up to 25% in ETFs; please specify if these closed-end funds and ETFs invest primarily in fixed income securities.

The Trust responds that it will revise the disclosure to reflect that the Fund is managed in such a way that it has the ability to invest up to 15% in fixed income closed end funds and 25% in fixed income ETFs.

8)           The Principal Investment Strategies of the Fund section states that the Fund seeks to maximize total return across “various asset classes.” Please clarify what is included in the phrase “various asset classes” and which asset classes have a fixed income strategy.

The Trust responds that it will disclose that the Fund will primarily invest in different types of fixed income products and, based on market conditions, may also hold cash, cash equivalents and alternative investments.

9)           The Principal Investment Strategies of the Fund section states that the Fund will invest in “an unconstrained portfolio of income-producing securities, including up to 80% in investment grade corporate bonds and up to 40% in high-yield bonds (i.e. junk bonds).” Please review IM Guidance update 2014-01 and consider expanding the interest rate risk disclosure in accordance with that guidance either in the Principal Investment Strategies or in Item 9, as appropriate.

The Trust responds that it will expand upon the interest rate risk disclosure in the Item 9, Related Risk Section.

10)           The Principal Investment Strategies of the Fund section states that “The Fund may also hold up to 25% in foreign issuers.” Please specify if these foreign investments will be primarily fixed income.

The Trust responds that the foreign investments will be foreign fixed income securities and will revise the disclosure accordingly.

11)           The Principal Investment Strategies of the Fund section states that “The Fund may also sell short U.S. Treasury securities.” Please include a line item in the expense table for short sales or explain supplementally why a line item is not appropriate.

The Trust responds that it has confirmed with the Fund’s investment adviser it does not expect to sell short U.S. Treasury securities during the Fund’s first year of operations in a large enough amount to necessitate a line item in the expense table for short sales, but may do so, if market conditions change.

12)           The Principal Investment Strategies of the Fund section supplies the typical number of investments along with the average duration of the investment strategy.  Please disclose if the Fund has a hold to maturity policy.

The Trust responds supplementally that the Fund does not have a hold to maturity policy.

13)           In the Principal Risks of Investing in the Fund section, if the Fund is to be sold through banks, please add that the Fund is not insured by the Federal Deposit Insurance Corporation or any other government agency.  If the Fund will not be sold through banks, please confirm supplementally.

The Trust responds that the Fund will not be sold through banks, and therefore, such disclosure is not required at this time.

14)           The Principal Risks of Investing includes Foreign Securities Risk.  Please clarify in the Principal Investment Strategies section, if true, that investments in foreign securities may not be U.S. dollar denominated.  Please also expand on Foreign Securities Risk or disclose as a separate risk the risk of currency fluctuations and delays in enforcement of rights.

The Trust responds that all of the Fund’s investments will be U.S. dollar denominated only and there will be no use of foreign currencies.  Therefore, the risk of currency fluctuations and delays in enforcement of rights is not applicable to the Fund.

15)           High Portfolio Turnover Risk is listed as a Principal Risk; however, it is not discussed in Principal Investment Strategies.  If true, please add high portfolio turnover language to the Principal Investment Strategies.

The Trust responds by inserting the following disclosure in the Principal Investment Strategies sections:

The Fund’s strategies may result in frequent portfolio trading and high portfolio turnover (typically greater than 100%).  A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when shares are held in a taxable account.  These costs, which are not reflected in annual Fund operating expenses or in the Example, affect the Fund’s performance.

16)           Please state supplementally what broad based benchmark the Fund will be using and explain the basis for choosing such benchmark.

The Trust responds supplementally that it has confirmed with the investment adviser that it plans to use the Barclays Capital U.S. Aggregate Bond Index as the Fund’s broad-based benchmark, because according to the investment adviser, it is widely accepted as a broad based measure of the U.S. fixed income market.

17)           Please review Item 9 Investment Objectives, Strategies and Related Risks language and add details as appropriate that more accurately describe the Fund (i.e., please do not repeat the exact language as disclosed in Item 4).

The Trust responds that it will add additional disclosure to Item 9 as requested.

18)           In the Principal Investment Strategies, please disclose whether the investment objective can be changed without shareholder approval.

The Trust responds that the Fund’s investment objective can be changed without shareholder approval and will add disclosure to Item 9 to this effect.

19)           Supplementally state whether the Fund and or/the investment adviser has the records necessary to support the calculation of the prior performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940 as amended (the “Advisers Act”).

The Trust has confirmed with the investment adviser that it maintains the records necessary to support the calculation of the prior performance as required by Rule 204-2(a)(16) under the Advisers Act.

20)           In the Adviser’s Prior Performance section identify the portfolio managers of the prior firm and confirm that they are the same portfolio managers who will be managing the Fund.

The Trust responds that Mr. De Gaetano was and is responsible for making investment decisions on behalf of the Composite at GLG Partners since 2009, and at Bramshill since 2012.

21)           In the Adviser’s Prior Performance section, review the disclosure and confirm that the disclosure conforms to the Bramwell no-action letter.  State whether the portfolio managers have the same degree of discretion in advising the Fund as they do in advising the other accounts that comprise the Composite.

The Trust responds that the Prior Performance section disclosure conforms to the Bramwell no-action letter, and it has confirmed with the investment adviser that the portfolio managers have the same degree of discretion managing the Fund as they did in managing the Composite.  There are no differences to be disclosed in the prior related performance section of the Prospectus.

22)           In the Adviser’s Prior Performance section language states the Composite is measured against Barclays Capital U.S. Aggregate Bond Index.  Please state whether this index is what the Fund intends to use as its benchmark.  If this is not the benchmark the Fund intends to use, explain supplementally your legal basis for using the Barclays Capital U.S. Aggregate Bond Index benchmark in this section.

The Trust responds, as stated above in response to Comment 16, that the Fund will be using the Barclays Capital U.S. Aggregate Bond Index as its broad-based benchmark index.

23)           In the Adviser’s Prior Performance section, please revise the following sentence using Plain English, “Internal dispersion is calculated using the equal-weighted standard deviation of annual gross returns of those portfolios that were included in the composite for the entire year.”

The Trust responds by removing this sentence.

24)           In the Adviser’s Prior Performance section, please update the Composite performance data to reflect year end 2015 as soon as it is available.

The Trust responds that the Composite performance information will be updated to reflect the 2015 performance results.

25)           In the Redemption “In-Kind” section, disclose, if true, that an investor may incur taxable capital gains when converting securities to cash and, in addition, disclose that in-kind securities may be illiquid and briefly describe the risks applicable to illiquid securities. The Staff notes the Statement of Additional Information disclosure states in-kind redemptions may be illiquid.

The Trust responds that it will add the requested disclosure.

Statement of Additional Information (“SAI”)

26)           Does the Fund plan on investing in contingent convertible securities?  If yes, the Staff will have additional comments.  If no, please supplementally confirm.

The Trust responds that it confirmed with the investment adviser that it does not intend for the Fund to invest in contingent convertible securities.

27)           In the Additional Information about Fundamental Investment Policies section relating to the concentration policy, given that the Fund may invest up to 25% in ETFs and 15% in closed-end funds, please add disclosure indicating the Fund will consider the concentration policies, if any, of these investment companies when determining compliance with its own concentration policy.

The Trust responds that it has confirmed with the investment adviser that it will consider, to the extent practicable, the concentration policies, if any, of these investment companies when determining compliance with its own concentration policy.

28)           In the Portfolios Holding Policy section, second paragraph, first sentence, please review the grammar.

The Trust responds by revising the sentence as follows:

Pursuant to the Trust’s portfolio holdings disclosure policies, information about the Fund’s portfolio holdings generally is not distributed to any person unless, by explicit agreement or by virtue of their respective duties to the Fund, such persons are  required to maintain the confidentiality of the information disclosed and have a duty not to trade on non-public information.

29)           In the Portfolios Holding Policy section, as required by Item 16 of Form N-1A, with respect to all identified recipients of information on an ongoing basis, please disclose the frequency of the information and whether any compensation is paid for that information.

The Trust responds that it will add the requested disclosure.

30)           Under the Material Conflicts of Interest heading, please describe if any material conflicts of interest may arise in connection with the portfolio managers’ management of the Fund’s investments on the one hand, and the investment of the other accounts included in the information required by Item 20 (a)(2) of Form N-1A.

The Trust responds that it will add disclosure to the effect that the adviser will mitigate the associated conflicts by allocating buys and sells on a pro rata basis to the extent feasible or using another equitable method under the circumstances.

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at 626-914-7220.

Sincerely,

/s/ Eric W. Pinciss

Eric W. Pinciss, Esq.
Secretary
Trust for Advised Portfolios